

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 23, 2006

Mr. Ronald A. Millos
Chief Financial Officer
Teck Cominco Limited
200 Burrard St., Suite 600
Vancouver, B.C. V6C 3L9

>   **Re:**   **Teck Cominco Limited**
>   **Form 40-F for the Year Ended December 31, 2005**
>   **Filed March 30, 2006**
>   **Amendment No. 1 to Form 40-F for the Year Ended December 31, 2005**
>   **Filed May 22, 2006**
>   **Form 6-K's filed March 14, 2006**
>   **File No. 001-13184**

Dear Mr. Millos:

We have completed our review of your 2005 Form 40-F, and related amendment, and do not, at this time, have any further comments.

>   Sincerely,

>   Karl Hiller
>   Branch Chief